15049165

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden	
hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH, D.C.

SEC FILE NUMBER
8 - 41988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hennion & Walsh, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany	**New Jersey**	**07054-1018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Williams — **800-836-8240**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

5 Vaughn Drive	**Princeton**	**NJ**	**08540-6313**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Debbie Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hennion & Walsh, Inc., as of December 31 ,2014 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Debbie Williams
Signature

Chief Financial Officer
Title

Kristina Von Tetzlaff
Notary Public
Kristina Von Tetzlaff
Notary Public of New Jersey
My Commission Expires March 22, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENNION & WALSH, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2014

TABLE OF CONTENTS

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

Report of Independent Registered Public Accounting Firm

To the Management and Shareholders of
Hennion & Walsh, Inc.

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. as of December 31, 2014. This financial statement is the responsibility of Hennion & Walsh, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hennion & Walsh, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2015

HENNION & WALSH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2014

ASSETS

Cash and cash equivalents	$ 515,205
Marketable securities owned - at fair value	5,835,954
Interest receivable	77,308
Property and Equipment, net	145,704
Intangible assets, net	1,958,019
Due from clearing broker	6,828,775
Due from affiliate	357,498
Due from employees	30,440
Other assets	237,172
Total assets	$ 15,986,075

See accompanying notes to financial statements.

HENNION & WALSH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

Marketable securities sold, not yet purchased - at fair value	$ 1,227,328
Accounts payable and accrued expenses	2,449,355
Deferred income	1,307,110
Interest payable	12,118
Deferred rent	306,669
Total liabilities	5,302,580
Stockholders' Equity	
Common stock, no par value; 2,500 shares authorized; 210 shares issued and outstanding	15,000
Additional paid-in capital	897,262
Retained earnings	9,918,368
Less: promissory notes - stock purchases	(147,135)
Total stockholders' equity	10,683,495
Total liabilities and stockholders' equity	$ 15,986,075

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS

Hennion & Walsh, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivable, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

Revenue Recognition

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to these customers.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest, which the Company participates in. The Company's margin requirements are in accordance with the term and conditions mandated by its clearing firm.

Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue Recognition *(Continued)*

The Company receives incentive payments in relation to its relationship with the clearing broker. The income is recognized based on the terms of the agreement.

The Company is reimbursed for certain organizational fees for bringing Unit Investment Trusts (UIT) to market as found in the prospectus. The revenue is earned when the UIT comes out of the primary market.

Marketable Securities

Investments in marketable securities owned and securities sold, not yet purchased, are carried at fair value based on market quotes, with both realized and unrealized gains and/or losses recognized in the current earnings. Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement.

Due from/to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered fully collectible by management.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provision has been made.

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising Costs

In accordance with FASB Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs were expensed as incurred for the year ended December 31, 2014.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company periodically makes advances to an affiliate. Total reimbursed expenses amounted to $1,602,714; total reimbursed income amounted to $1,296,028. The net receivable totaled $357,498 as of December 31, 2014. As of December 31, 2014, the Company also has receivables from various employees which totaled $30,440.

In April 2013, in order to finance the purchase of shares of common stock of the Company, three employees made capital contributions, in the amount of $217,158, with a pledge of promissory notes to the Company. The promissory notes commenced on May 1, 2013, with 60 monthly payments of $1,206.44. Each note bears interest at a rate of 1.09% per annum. As of December 31, 2014, the receivable balance is $147,135.

NOTE 4 - INTANGIBLE ASSETS

On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research, Inc., and P.M.K. Capital Advisors, Inc. ("PMK"), both Florida corporations, at a total cost of $2,650,000. As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK.

The Company made a deposit of $265,000 in an escrow account in December 2013 and paid $1,085,000 at closing in January 2014. The remaining balance is due in two equal installments of $650,000 through February, 2016 subject to the conditions set forth in the asset purchase agreement. Any additional reductions will reduce the value of customer lists.

For the year ended December 31, 2014, the purchased corporations did not meet

NOTE 4 - **INTANGIBLE ASSETS** *(Continued)*

the targeted net revenue, therefore, the first installment payment of $650,000 was reduced to $223,443, resulting in a reduction of $426,557 of the customer list and the payable to PMK. The Company and PMK have agreed to this reduced payment. As of December 31, 2014, the payable to PMK was $998,443, excluding $125,000 of escrow deposit. As of December 31, 2014, the balance in the escrow deposit account amounted to $125,193, including interest income earned. The payable to PMK was included in accounts payable and accrued expenses on the accompanying statement of financial condition. The escrow deposit was included in other assets on the accompanying statement of financial condition.

This customer list is being amortized on the straight-line method over a life of ten years. Amortization expense for the year ended December 31, 2014 aggregated $217,557. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

The Company's future amortization expense of customer list is as follows:

Years Ended December 31,	Amount
2015	$ 217,557
2016	217,557
2017	217,557
2018	217,557
2019	217,557
Thereafter	870,234
	$ 1,958,019

Intangible assets at December 31, 2014	$ 2,175,576
Accumulated amortization	217,557
Net value	$ 1,958,019

NOTE 5 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	2014
Furniture and equipment	$ 372,718
Leasehold improvements	105,145
	477,863
Less: accumulated depreciation	332,159
Net property and equipment	$ 145,704

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company accounts for marketable securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Equity securities: Shares of equities are valued at quoted market prices at the Company's fiscal year-end.

HENNION & WALSH, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE 6 - FAIR VALUE MEASUREMENTS *(Continued)*

***Basis of Fair Value Measurement** (Continued)*

Corporate debt securities and state and municipal government debt securities: Valued at the closing price reported on the inactive market on which the individual securities or bonds are traded.

The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2014. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

	12/31/14	Quoted Prices Active Markets (Level 1)	Observable Measurement Criteria (Level 2)
Assets (at fair value)			
Securities owned			
Corporate debt securities	$ 1,315,358	$ -	$ 1,315,358
State and municipal government debt securities	4,519,624	-	4,519,624
Equity securities	972	972	-
	$ 5,835,954	$ 972	$ 5,834,982
Liabilities (at fair value)			
Securities sold, not yet purchased			
Corporate debt securities	$ 730,151	$ -	$ 730,151
State and municipal government debt securities	497,177	-	497,177
	$ 1,227,328	$ -	$ 1,227,328

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c-3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $7,266,793, which was $6,994,534 in excess of its required net capital of $272,259. The Company's net capital ratio was .56 to 1 at December 31, 2014.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

NOTE 9 - RISKS AND UNCERTAINTIES

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

NOTE 10 - RETIREMENT PLAN

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2015.

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended December 31,	
2015	$ 684,797
2016	666,079
2017	670,688
2018	566,775
2019	566,775
Thereafter	1,936,483
	$ 5,091,597

Litigation

The Company is a defendant in two separate arbitration cases. The Company is vigorously defending each case and is confident in receiving a favorable outcome. However, a favorable outcome cannot be guaranteed. In the event of an unfavorable outcome in both cases, the Company could recognize a loss ranging from $0 to $900,000.

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholders of
Hennion & Walsh, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Hennion & Walsh, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 24, 2015

HENNION & WALSH, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) PURSUANT TO RULE 17A-5(e)(4)
YEAR ENDED DECEMBER 31, 2014

General assessment		$ 72,893
Less: Payments made with SIPC-6: July 28, 2014		37,752
Total assessment balance due		$ 35,141
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus, Statement of Income (Loss), Part IIA Line 9)		$ 30,304,706
Deductions Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(1,102,175)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend expense deducted in determining total revenue above) but not in excess of total interest and dividend income	$ 45,232	
40% of margin interest earned on customers securities accounts (40% of FOCUS line 5)	-	(45,232)
Total deductions		(1,147,407)
SIPC net operating revenues		$ 29,157,299
General assessment @.0025		$ 72,893